

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Andrew Gubbels
Chief Financial Officer
Gold Royalty Corp.
1188 West Georgia Street, Suite 1830
Vancouver, BC V6E 4A2

> **Re: Gold Royalty Corp.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2023**
> **File No. 333-276305**

Dear Andrew Gubbels:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed December 29, 2023

General

1. Please revise your cover page and related sections of your prospectus to disclose the aggregate number of shares you intend to register for resale. In this regard we note that your fee table reflects that you are registering 62,857,143 common shares, however, your cover page quantifies only 22,857,143 common shares. Refer to General Instruction II.G. to Form F-3, Securities Act Rule 430B(b)(2) and Securities Act Rules and Disclosure Interpretations Question 228.04. Please also have counsel revise the legal opinion accordingly.

   In addition, we note your tabular disclosure at page 13. Please provide your analysis as to whether you are required to include the Special Conversion Shares and Interest Shares and, as necessary, revise this disclosure accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation